SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ecology and Environment Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

278878103

(CUSIP Number)

Philippe Fortier

Chief Legal Officer and Corporate Secretary

WSP Global Inc.

1600 René-Lévesque Blvd West, 10th Floor

Montreal, Quebec

H3H 1P9, Canada

+1 (514) 340-0046

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Michael J. Silver

G. Allen Hicks

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

(212) 918-3000

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278878103	SCHEDULE 13D	PAGE 2 OF 6 PAGES

1	Names of reporting persons WSP Global Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 1,000 (See Items 4 and 5)
	8	Shared voting power -0-
	9	Sole dispositive power 1,000 (See Items 4 and 5)
	10	Shared dispositive power -0-

11	Aggregate amount beneficially owned by each reporting person 1,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 100% (See Items 4 and 5)
14	Type of reporting person (see instructions) CO

CUSIP No. 278878103	SCHEDULE 13D	PAGE 3 OF 6 PAGES

SCHEDULE 13D

Explanatory Statement

This Amendment No. 1 to Schedule 13D (this “Amendment”) in respect of Ecology and Environment Inc., a New York corporation (the “Issuer”), relates to shares of Common Stock, par value $0.01 per share, of the Issuer (the “Common Stock”), and amends and supplements certain information disclosed in the initial statement on Schedule 13D filed on September 9, 2019 (the “Original 13D”, and together with this Amendment, the “Schedule 13D”) by WSP Global Inc., a Canadian corporation (the “Reporting Person”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original 13D. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original 13D.

Item 3.    Source and Amount of Funds

Item 3 of the Original 13D is hereby amended and supplemented to add the following at the end thereof:

On August 28, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Reporting Person and Everest Acquisition Corp., a New York corporation and an indirect wholly owned subsidiary of the Reporting Person (“Merger Sub”), for the acquisition of the Issuer by the Reporting Person. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”). On December 31, 2019, the parties completed the Merger and filed a certificate of merger with the New York Department of State, providing for the Merger and an amendment and restatement of the certificate of incorporation of the Issuer as the surviving corporation, and at the effective time of the Merger (the “Effective Time”) and by virtue of the Merger, (i) each share of Common Stock held by the Issuer or any wholly owned subsidiary of the Issuer (or held in the Issuer’s treasury) or held, directly or indirectly, by the Reporting Person, Merger Sub or any other wholly owned Subsidiary of the Reporting Person immediately prior to the Effective Time (collectively, the “Excluded Shares”) were canceled and retired and ceased to exist, and no consideration was delivered in exchange therefor; (ii) each share of the Issuer’s Class A Common Stock and Class B Common Stock, issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) but including shares that were, as of the Effective Time, unvested and subject to restrictions, converted into the right to receive $15.00 in cash (the “Per Share Merger Consideration”), without interest and subject to any required tax withholding, and (iii) each share of common stock, $0.01 par value per share, of Merger Sub outstanding immediately prior to the Effective Time was converted into one share of Common Stock of the Issuer. As a result of such transactions and the certificate of incorporation of the Issuer as amended and restated by the certificate of merger, immediately following the Effective Time, the Issuer has a single class of capital stock, the Common Stock, and all 1,000 shares of Common Stock outstanding are held indirectly by the Reporting Person.

The total aggregate consideration payable in the Merger was approximately $64,950,015.00.

Item 4.    Purpose of Transaction

The information contained in Item 3 of this Amendment is incorporated herein by reference.

Upon the Effective Time, each of the Voting Agreements terminated in accordance with its express terms.

In accordance with the Merger Agreement, at the Effective Time all members of the board of directors of the Issuer were replaced by the directors of Merger Sub. The articles of incorporation of the Issuer were amended as set forth in Exhibit C to the Merger Agreement, and the bylaws of the Issuer were amended to be the bylaws of Merger Sub as in effect immediately prior to the Effective Time (except as to the name of the Issuer).

Upon the closing of the Merger, the shares of Class A Common Stock that previously traded under the ticker symbol “EEI” ceased trading on, and have been or are being delisted from, the Nasdaq Stock Market LLC. In addition, the shares of Class A Common Stock will be deregistered under the Act.

CUSIP No. 278878103	SCHEDULE 13D	PAGE 4 OF 6 PAGES

The above descriptions of the Merger Agreement and Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the form of Voting Agreement, copies of which are filed as Exhibits hereto and are incorporated by reference.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated in its entirety as follows:

(a) — (b) As a result of the Merger and pursuant to the Merger Agreement, the Reporting Person beneficially owns and has sole power to vote and dispose of 1,000 shares of Common Stock, which represent 100% of the outstanding capital stock of the Company after the Effective Time. To the Reporting Person’s knowledge, no shares of Common Stock are beneficially owned by any of the persons identified in Schedule A hereto.

(c)    Except as described in this Schedule 13D, no transactions in shares of Common Stock were effected during the past sixty (60) days by the Reporting Person, or, to the best of the knowledge of the Reporting Person, by any of the other persons listed on Schedule A hereto, other than as disclosed on Forms 4 filed with the SEC.

(d)    To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)    Not applicable.

As stated above, the above descriptions of the Merger Agreement and Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the forms of Voting Agreement, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended and supplemented by adding the following at the end thereof:

Upon the Effective Time, each of the Voting Agreements terminated in accordance with its express terms.

Item 7.    Material to be Filed as Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 28, 2019, by and among WSP Global Inc., Everest Acquisition Corp. and Ecology and Environment Inc. (incorporated by reference to Exhibit 2.1 to Ecology and Environment Inc.’s Current Report on Form 8-K filed with the SEC on August 28, 2019)

10.1	Form of Voting and Support Agreement between WSP Global Inc. and each Supporting Stockholder (incorporated by reference to Exhibit 10.1 to Ecology and Environment Inc.’s Current Report on Form 8-K filed with the SEC on August 28, 2019)

CUSIP No. 278878103	SCHEDULE 13D	PAGE 5 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2019

WSP GLOBAL INC.

By:	/s/ Philippe Fortier
Name:	Philippe Fortier
Title:	Chief Legal Officer and Corporate Secretary

CUSIP No. 278878103	SCHEDULE 13D	PAGE 6 OF 6 PAGES

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF WSP GLOBAL INC.

The following table sets forth the name, present principal occupation or employment and citizenship of each of the executive officers and directors of WSP Global Inc. The business address of all executive officers and directors listed below is: c/o WSP Global Inc., 1600 René-Lévesque Blvd West, 11th Floor, Montreal, Quebec, H3H 1P9 Canada.

Name	Present Principal Occupation or Employment	Citizenship

Executive Officers

Alexandre L’Heureux	President and Chief Executive Officer, Director	Canadian

Bruno Roy	Chief Financial Officer	Canadian

Paul Dollin	Chief Operating Officer	British

Philippe Fortier	Chief Legal Officer and Corporate Secretary	Canadian

Directors

Christopher Cole	Chairman of the Board	British

Pierre Shoiry	Vice Chairman of the Board	Canadian

Louis-Philippe Carrière	Senior Advisor, Saputo Inc.	Canadian

Linda Galipeau	Professional Non-Executive Director	Canadian

Suzanne Rancourt	Professional Non-Executive Director	Canadian

Birgit Nørgaard	Professional Non-Executive Director	Danish

Paul Raymond	President and Chief Executive Officer of Alithya	Canadian/US (Dual Citizenship)